CN ENERGY GROUP. INC. Issuer Free Writing Prospectus dated December 18, 2020 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated November 25, 2020 Registration Statement No. 333 - 239659 December 2020 (Nasdaq: CNEY)

This free writing prospectus relates to the proposed initial public offering of ordinary shares of CN Energy Group. Inc. (the “Company”), which are being registered on a registration statement and should be read together with the preliminary prospectus included in the registration statement initially filed with the SEC on July 2, 2020, as amended, for the offering to which this presentation relates and may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1780785/000110465920129519/tm2037075d1_f1a.htm The Company has filed the registration statement (including a preliminary prospectus) with the SEC for the proposed offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, we or the representative of the underwriters will arrange to send you the prospectus if you contact CN Energy Group. Inc., via email: ry@cneny.com, or contact Network 1 Financial Securities, Inc., via email: kmu@netw1.com. Free Writing Prospectus Statement

This presentation incorporates information from a prospectus filed with the SEC for the offering to which this communication relates and contains forward - looking statements. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forwarding statements. The words "believe,“ "may,“ "will,“ "estimate,“ "continue,“ "anticipate,“ "intend,“ "expect," and similar expressions are intended to identify forward looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section beginning on page 12 of the prospectus. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. The information in this free writing prospectus is preliminary and is subject to completion or change. Disclaimer

• CN ENERGY GROUP. INC. Issuer • Nasdaq: CNEY Listing/Ticker • Initial Public Offering Offering Type • 50,000,000 Ordinary Shares, or 5,750,000 Ordinary Shares if the over - allotment option is fully exercised by the Underwriter Shares Offered • 15% Over - Allotment • $4,00 - $5,00 Filling Range • Mid - Jan 2021 Expected Pricing Date • Approximately 80% for the construction of a manufacturing facility in Manzhouli City; Approximately 20% for research and development; the balance to fund working capital and for other general corporate purposes Use of Proceeds • 180 days for directors and officers and certain shareholders Lock - up • Network 1 Financial Securities, Inc. Underwriter Offering Summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

CN Energy A t A Glance See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. □ M anufacturer and supplier of high - quality wood - based activated carbon and biomass electricity □ A model project for comprehensive utilization of forestry resources recognized by the National Forestry and Grassland Administration of China □ Strategically placed facilities and lower general costs

Investment Highlights See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. □ Experienced management and professional team with proven industry experience □ High - quality products with wide applications in a number of markets □ Unique patents and a number of industry awards and recognition □ Strong financial performanc e

Company Overview ❏ CN Energy Group. Inc. is a manufacturer and supplier of wood - based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production, and a producer of biomass electricity generated in the process of producing activated carbon. ❏ The primary end users of our activated carbon are food and beverage producers, industrial manufacturers, pharmaceutical manufacturers, environmental protection enterprises. ❏ As a manufacturer of wood - based activated carbon, our primary raw materials are forestry residues, little fuelwood, and wood wastes, which we source from our suppliers. ❏ Our current facility is located in Tahe County, Heilongjiang Province, in close proximity to the Greater Khingan Range, where our suppliers are primarily located. We also source raw materials from the Inner Mongolia Manzhouli Region (“Inner Mongolia”). See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Facility Raw Materials

Our Facility See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Ownership Structure See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. The pre - IPO% and post - IPO% in the diagram above are based on 10,000,000 Ordinary Shares outstanding before this offering and 15, 444,444 Ordinary Shares outstanding after this offering assuming the underwriter does not exercise its over - allotment option.

Wood-Based Activated Carbon Industry --- Market Overview

The market demand for activated carbon products has increased

- ✓ Continuous development of the economy in the PRC.
- ✓ The evolution of consumption habits in the PRC.
- ✓ Rising consumer awareness on safety and quality of food, pharmaceuticals, and drinking water.

More environmentally friendly than coal-based activated carbon

- ✓ Wood-based activated carbon is a kind of activated carbon made from fuelwood, sawdust, wood block, and other raw materials and processed by popular processes such as physical method, phosphoric acid method, and zinc chloride method.
- ✓ Raw materials used for producing wood-based activated carbon are renewable and the production process generates less emission of carbon dioxide.

Manufacturing processes have developed to more advanced production methods

- ✓ The wood-based activated carbon manufacturing industry in the PRC has made remarkable achievements in the past 20 years.
- ✓ Manufacturing processes have developed from simple flat-plate furnace and smoldering furnace to more advanced production methods, such as rotary furnace, fluidized bed furnace, and other production processes.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

CNENY 中北能

Wood - Based Activated Carbon Industry See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. New market entrants may find it difficult to operate facilities, develop technologies, or hire professionals to establish their business in this market. Technologies & Talent Acquisition Supply of Raw Materials Market entrants need to spend a large amount of capital to hire workers. It is also necessary to invest a substantial amount of upfront capital and resources to purchase industrial machineries and raw material as well as to finance research and develop technologies. The activated carbon industry is resource - intensive. Main raw materials for activated carbon production are mostly carbon - rich. An adequate, stable, and high - quality supply of such raw materials is required to guarantee stable and continuing production of activated carbon. Limited coal and forest resources in the PRC makes it hard for new entrants to establish a stable raw materials supply system suitable for long - term procurement. High Capital Investment --- Entry Barrier

Market Size ❏ Due to the rapid development of industrial technology, stricter environmental protection regulations, and increased attention to food safety, demand for wood - based activated carbon has increased in many industries, such as the food and beverage, pharmaceutical, metallurgy, environmental engineering, and automobile industries . ❏ According to the industry report by Frost & Sullivan titled “The PRC Activated Carbon Manufacturing Market and Biomass Energy Market Independent Research” (the “Frost & Sullivan Report”), the production volume of wood - based activated carbon products in the PRC has increased from 123 . 0 thousand tons in 2014 to 172 . 1 thousand tons in 2019 , a compound annual growth rate (“CAGR”) of 8 . 1 % from 2014 to 2019 . Due to the COVID - 19 outbreak since late December 2019 and the implementation of governmental measures in response to such outbreak in the PRC, the production of wood - based activated carbon products in the PRC has slowed down in early 2020 and the production volume is expected to decline in 2020 . The production volume is expected to start growing again in 2021 and is estimated to reach 202 . 1 thousand tons by 2024 , representing a CAGR of 5 . 5 % from 2020 to 2024 . Source: The Frost & Sullivan Report See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Advantages of Biomass Energy Carbon Neutrality Versatility Less dependency on fossil fuels Renewable Source: The Frost & Sullivan Report Cumulative Biomass Power Generation Capacity in China, 2014 - 2024E See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Advantages of Biomass Energy (Continued) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. The more biomass energy used, the less we need to depend on fossil fuels, which are major contributors to climate change and other environmental issues. Less dependency on fossil fuels Biomass energy is also among the most versatile fuels. It can be converted into many different forms of fuel sources, each of which has varied applications. Versatility Biomass power is a renewable energy source that can be replenished after use. Renewable Biomass reduces the amount of carbon that is released into the atmosphere, easing the situation of climate change. Carbon Neutrality

The technical services we provided included activated carbon mixing ratio adjustments, activated carbon component indicator analyses, absorptive capacity tests, and other technical support. We expect to continue to provide similar technical services to Lianmu Technology and our other customers if requested. Technical Services The biomass electricity generated during the process of producing activated carbon is supplied to State Grid Heilongjiang Electric Power Company Limited ("State Grid Heilongjiang"), a subsidiary of State Grid Corporation of China in Heilongjiang Province. Biomass Electricity Through our wholly owned PRC subsidiary, Khingan Forasen, we are a manufacture and supplier of wood - based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production . Activated Carbon Products & Services See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Technological Process See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. We produce wood - based activated carbon and biomass electricity through an activated carbon and electricity cogeneration process. Cogeneration Process The activation does not involve mixing raw materials with phosphoric acid. Steam activation Our products can be used in industries that require activated carbon with higher purity, such as pharmaceutical manufacturing and food and beverage production. High purity Our Cogeneration Process uses the synthesis gas to generate biomass electricity, resulting in higher efficiency and less pollution. Synthesis gas Compared with the traditional steam activation process, we can obtain higher profits after selling both activated carbon and biomass electricity. Profits

Our wood - based activated carbon products, manufactured from forestry residues, little fuelwood, and wood wastes through the physical activation process, can be used in the field of manufacturing, industrial manufacturing, water purification, food and beverage production, and environment protection . High Quality & Wide Application With our technology, we can carry out customized production according to the specific needs of our customers, so as to enhance the added value of our products and enhance our competitiveness . Variety & Customized Production Product A dvantages See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Competitive Strength Strong Management and Professional Team with Extensive Industry Experience ● Our senior management team has significant experience in the activated carbon and biomass energy industries High - Quality Wood - Based Activated Carbon Products and Biomass Electricity ● Different from coal - based process, our wood - based activation process can produce high - quality carbon products which can be used in a wider range of industries ● Biomass electricity as by product offers extra revenue Strategically Placed Facilities and Lower General Costs ● Facilities located close to suppliers with abundant feedstock supply ● Low transportation cost since facility close to roads and train station ● New facility in Manzhouli under construction with similarly proximity to transportation infrastructure and abundant suppliers Advanced Technology and Established Relationship with a Research Center ● Currently own 14 patents ● Partnership with Huadian Electric Power Science Academy in our R&D process See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Issued Patents 1. Methods and equipment for internal combustion self - heating mobile bed dry distillation carbonization 2. Equipment for internal combustion autothermal moving bed distillation carbonization 3. Equipment for continuously gasifying biomass moving bed while removing tar 4. A tube - type heat exchanger 5. Methods and equipment for continuously gasifying biomass moving bed while removing tar 6. Feeding equipment for biomass gasifier 7. A gas processing device for biomass gasifier 8. Equipment for continuously carbonizing and gasifying wood 9. A dust - removing and explosion - preventing device for activated - carbon rotary furnace 10. A speed - adjustable cracker feeding device 11. An activation boiling furnace for producing activated carbon 12. A vacuum melting furnace 13 . A system and methods for drying and processing of activated carbon 14 . An activated carbon grinder See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Awards and Recognition 2012 · Chinese Scientific and Technological Innovation Middle and Small - Sized Enterprises Top 100 · Catalogue of Advanced and Applicable Technologies for Comprehensive Utilization of Renewable Resources (Second Class) · Electric Power Business License for Power Generation (this license enables us to conduct power generation business) 2014 · Model Project for Comprehensive Utilization of Forestry Resources 20 2 0 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Our Customers

Top Five Activated Carbon Customers for the six months ended March 31, 2020:

- Ningbo Juming Youjia Commercial and Trading Co., Ltd. ("Ningbo Juming Youjia")
- Shanghai Huanguan New Material Co., Ltd.
- Huainan Jiahe New Material Co., Ltd. ("Huainan Jiahe")
- Fujian Yuanli Active Carbon Co., Ltd. ("Fujian Yuanli")
- Liyang Jingan Active Carbon Co., Ltd.

Top Five Activated Carbon Customers for the fiscal year ended September 30, 2019:

- Huainan Jiahe
- Ningbo Juming Youjia
- Shanghai Huanguan New Material Co., Ltd.
- China National Forest Product Company Limited
- Fujian Yuanli

Top Five Activated Carbon Customers for the fiscal year ended September 30, 2018:

- Huainan Jiahe
- Fujian Yuanli
- Liyang Zhuojun Environmental Protection Technology Co., Ltd.
- Shaoxing Guangyuan Environmental Protection Co., Ltd.
- Jiangsu Jinfengkaida Environmental Protection Technology Co., Ltd.

Biomass Electricity Customer:

- State Grid Heilongjiang

Other Customers (activated carbon related technical services):

- Hangzhou Lianmu Technology Co., Ltd.









OUR CUSTOMERS

CNENY 中北能

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

7,670,000 94.8% 10,491,592 96.3% 3,830,221 97.1% 381,800 4.7% 195,721 1.8% 49,063 1.2% 40,137 0.5% 205,851 1.9% 64,175 1.6% 2018 2019 Half Year 2020 Revenue Segment Activated Carbon Biomass Electricity Technical Services (Unaudited) $1,562,618 $1,667,812 $522,827 $8,091,937 $10,893,164 $3,943,459 $0 $2,000,000 $4,000,000 $6,000,000 $8,000,000 $10,000,000 $12,000,000 2018 2019 Half Year 2020 Total Revenue & Net Income Total Revenue Net Income (Unaudited) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Financial Performance

Use of Proceeds We plan to use the net proceeds we receive from this offering for the following purposes:  approximately 80% for the construction of a manufacturing facility in Manzhouli City;  approximately 20% for research and development; See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Future Strategy See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Increase the Capacity of Activated Carbon Production  Opening branch offices at Beijing, Shanghai, Hebei, Jiangsu, and Fujian provinces.  Aim to reduce marginal cost and increase profits by increasing the number of customers. Focus on Products With Growing Demand  Opening a new facility in Manzhouli City and the overall project is expected to be completed in December 2021. Expand Our Customer Base  Meet growing demand for activated carbon in water, food, beverage, and pharmaceutical industries

Future Strategy (Continued) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Increase Research and Development Efforts ● Seeking partnerships with well - established research institutes to develop more efficient methods for producing activated carbon and generating biomass energy. Explore New Business Opportunities ● Searching business opportunities in the downstream sectors of activated carbon industry, such as environment restoration, water purification, and air cleaning. ● Our long - term plan is to establish or acquire companies using activated carbon as raw materials. ● Vertically expanding our business can potentially bring us more pricing power and minimize risk.

Management Tea m and Board Kangbin Zheng CEO, Chairman of the Board, and Director ● Kangbin Zheng has proven management and operation experience, including resource management, risk management, and investment projects. Ye Ren CFO ● Ye Ren has six years of experience as CFO, Deputy Finance Manager, and assistant to CFO at manufacturing and pharmaceutical companies, and two years of experience as senior auditor at Pan - China Certificated Public Accountants LLP. Mei Cai Director ● Mei Cai is an accounting consultant and advisor at Wealth Financial Services LLC and has seven years of experience as audit manager at two accounting firms. Phillip Connelly Independent Director ● Phillip Connelly has proven managerial experience and served as executive vice chancellor of Wenzhou - Kean University and vice - president for administration and finance of Kean University, responsible for multiple areas of operations, such as financial services, computer services, and human resources. Wenbiao Zhang Independent Director ● Wenbiao Zhang is an experienced researcher in the areas of bamboo charcoal and biomass energy. Jian Chen Independent Director ● Jian Chen is the vice president of Kean USA Group Inc. and has served as senior financial manager and senior supervisor at telecommunications and pharmaceutical companies in the U.S. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Contacts CN Energy Group. Inc. Network 1 Financial Securities, Inc. Email: ry@cneny.com Address: Dikai Yinzuo, Room 1804 - 1, No. 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province, PRC 310016 Karen Mu Email: kmu@netw1.com Adam Pasholk Email: adampasholk@netw1.com Address: 2 Bridge Ave, Ste 241 Red Bank, NJ 07701 Global Video Media Corp Email: gcwtv@yahoo.com Address: 460 E 79 th Street, 12C, New York, NY 10075 Issuer Underwriter Investors Relations